Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Agrium Pension Committee

Agrium Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-11254 and 333-161620) on Form S-8 of Agrium Inc. of our report dated June 21, 2013 relating to the statements of net assets available for plan benefits of the Agrium U.S. Retail
401(k) Savings Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012, and the related supplemental schedule as of December 31, 2012, which appears in the December 31, 2012 Annual Report on Form 11-K of the Agrium U.S. Retail 401(k) Savings Plan.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 21, 2013